Filed Pursuant to Rule 433

Registration No. 333-293711

November 2, 2026

Textron Inc.

$350,000,000 5.500% Notes due 2032

Pricing Term Sheet

Issuer:	Textron Inc.
Security:	5.500% Notes due 2032
Principal Amount:	$350,000,000
Maturity Date:	March 15, 2032
Coupon:	5.500%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2027
Price to Public:	99.801% of the principal amount
Benchmark Treasury:	UST 4.750% due October 31, 2031
Benchmark Treasury Price / Yield:	100-07 3/4 / 4.695%
Spread to Benchmark Treasury:	+85 bps
Yield to Maturity:	5.545%
Make-Whole Call:	T+15 bps (prior to February 15, 2032)
Par Call:	On or after February 15, 2032
Expected Settlement Date:	November 4, 2026 (T+2)
CUSIP / ISIN:	883203 CG4 / US883203CG46
Expected Ratings (Moody’s/S&P):*	Baa1 (stable) / BBB (stable)
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc.
MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Senior Co-Manager:	PNC Capital Markets LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 (toll-free) or Citigroup Global Markets Inc. at 1-800-831-9146 (toll-free).